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JEREMY SENDEROWICZ jeremy.senderowicz@dechert.com +1 212 641 5669 Direct +1 212 698 3599 Fax

May 11, 2011

Via EDGAR Correspondence

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Grzeskiewicz, Senior Counsel

Re:	DBX ETF Trust, File Nos. 333-170122; 811-22487

Dear Mr. Grzeskiewicz:

Thank you for your comments regarding the registration statement on Form N-1A (the “Registration Statement”) for db-X MSCI Emerging Markets Currency-Hedged Equity Fund, db-X MSCI EAFE Currency-Hedged Equity Fund, db-X MSCI Brazil Currency-Hedged Equity Fund, db-X MSCI Canada Currency-Hedged Equity Fund and db-X MSCI Japan Currency-Hedged Equity Fund (the “Funds”), each a series of DBX ETF Trust (the “Trust”), filed with the Securities and Exchange Commission (the “Commission”) on February 9, 2011. Below, we describe the changes that will be made to the Registration Statement in response to the Staff’s comments and provide the information that you requested. The Trust has considered your comments and has authorized us to make responses and changes discussed below to the Trust’s Registration Statement on its behalf. These changes will be reflected in Pre-Effective Amendment No. 2 to the Trust’s Registration Statement (the “Amendment”), which will be filed on EDGAR on or about May 11, 2011. Terms used but not defined herein have the meaning ascribed to them in the Registration Statement.

General Comments

Comment 1. Please explain whether forward currency contracts are part of the basket that consists of the 80% of a Fund’s net assets that are invested in securities suggested by the Fund’s name.

Response 1. The disclosure has been revised to clarify that each Fund will normally invest at least 80% of its assets in the equity securities of issuers from countries suggested by the Fund’s name and in instruments designed to hedge against exposure to currency.

US   Austin   Boston   Charlotte   Hartford   New York   Orange County   Philadelphia   Princeton   San Francisco   Silicon Valley   Washington DC

EUROPE   Brussels   London   Luxembourg   Moscow   Munich   Paris   ASIA   Beijing   Hong Kong

John Grzeskiewicz, Senior Counsel

May 11, 2011

Comment 2. We note that the exemptive relief upon which the Trust will rely was granted to Healthshares, Inc. and XShares Advisors, LLC. Please explain the relationship between XShares Advisors, LLC and DBX Advisors LLC.

Response 2. On June 30, 2010, Deutsche Bank AG acquired XShares Advisors, LLC. Effective upon the closing of the transaction, the name of XShares Advisors, LLC was changed to DBX Strategic Advisors LLC. DBX Advisors LLC is a newly formed entity which is under common control with DBX Strategic Advisors, LLC. Per the exemptive relief granted to Healthshares, Inc. and XShares Advisors, future funds may rely on such relief if they are advised by an entity under common control with DBX Strategic Advisors. Accordingly, the Trust may rely on such relief.

Comment 3. In your letter responding to the following comments, please include the customary “Tandy” representations.

Response 3. In addition, we are authorized by our client to acknowledge the following on the Trust’s behalf:

The Trust is responsible for the adequacy and accuracy of the disclosure in its filings;

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

*    *    *    *    *

John Grzeskiewicz, Senior Counsel

May 11, 2011

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 641-5669. Thank you.

Sincerely,

/s/ Jeremy Senderowicz
Jeremy Senderowicz, Esq.